EXHIBIT 21.01

CSG Systems International, Inc.

Subsidiaries of the Registrant

As of December 31, 2008

Subsidiary	State or Country of Incorporation
ComTecnet, Incorporated	New Jersey
DataProse, Inc.	California
CSG Systems, Inc.	Delaware
CSG Services, Inc.	Delaware
CSG International Holdings LLC	Delaware
Prairie Interactive Messaging, Inc.	Delaware
Telution, Inc.	Delaware